P.E. 9/30/01
1-10119

02011858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

VL/AN
C:\Co. Sec\HKSE\NYSE\Form 6-K (01172002).doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated: 17 January, 2002 By (Sd.) Fiona Nott

Fiona Nott

Company Secretary

Not for release, distribution or publication in or into the United States, Canada, Japan, Australia or the Republic of Ireland.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy thereof may be taken into or distributed in the United States or to any US Persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

Proposed Issue of Convertible Bonds
PCCW-HKT Telephone Limited Interim Results

CONVERTIBLE BONDS

The Company, the Issuer and PCCW-HKT Telephone have entered into a conditional subscription agreement dated 17 January 2002 with Morgan Stanley & Co. International Limited (the "Manager") *in connection with the issue* by the Issuer of convertible bonds in an aggregate principal amount of US$450 million (equivalent to approximately HK$3,510 million). The Convertible Bonds are convertible into ordinary shares of HK$0.05 each in the share capital of the Company and the payment obligations of the Issuer will be unconditionally and irrevocably guaranteed, jointly and severally, by the Company and PCCW-HKT Telephone. The Issuer intends to apply for the listing of the Convertible Bonds on the Luxembourg Stock Exchange.

The Issuer has granted to the Manager an option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue *up to a further* US$67.5 million (equivalent to approximately HK$526.5 million) in aggregate principal amount of Convertible Bonds. In the case of the exercise of the Option in full, the aggregate principal amount of Convertible Bonds would be US$517.5 million (equivalent to approximately HK$4,036.5 million).

The Convertible Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities, in compliance with any applicable laws and regulations. None of the Convertible Bonds are *being offered to the public in* Hong Kong and none of the Convertible Bonds will be placed to any connected persons (as defined in the Listing Rules) of the Company.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued and allotted upon conversion of the Convertible Bonds.

The estimated net proceeds from the issue of the Convertible Bonds amount to approximately US$504 million (approximately HK$3,931 million), assuming the Option is exercised in full. The proceeds are currently intended to be used to reduce the bank borrowings of PCCW-HKT Telephone and *for general working capital purposes of the PCCW Group.*

PCCW-HKT TELEPHONE

The *Directors* announce a summary of the unaudited interim financial statements of PCCW-HKT Telephone for the six month period ended 30 September 2001. This summary financial information has not previously been announced by the Company and may affect the market activity and price of the Company's securities.

CONVERTIBLE BONDS

Introduction

The Directors wish to announce that on 17 January 2002 the Company entered into the Subscription Agreement with the Issuer, the Manager and PCCW-HKT Telephone in connection with the issue of the Convertible Bonds in an aggregate principal amount of US$450 million (equivalent to approximately HK$3,510 million).

Subscription Agreement

Date:	17 January 2002
Parties:	Issuer Manager Company and PCCW-HKT Telephone as guarantors

The Manager is the global coordinator, sole bookrunner and lead manager in respect of the *subscription and issue* of the Convertible Bonds.

Subject to the fulfilment of the conditions set out below under the section headed "Conditions of the Subscription Agreement" and pursuant to the terms of the Subscription Agreement, the Manager has agreed, amongst other things, to subscribe and pay for the Convertible Bonds.

The *Convertible Bonds will be offered and sold* to persons whose ordinary business involves buying, selling or investing in securities, in compliance with any applicable laws and regulations. None of the Convertible Bonds are being offered to the public in Hong Kong and none of the Convertible Bonds will be placed to any connected persons (as *defined in the* Listing Rules) of the Company.

The Issuer has granted to the Manager an option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue *up to a further* US$67.5 million (equivalent to approximately HK$526.5 million) in aggregate principal amount of Convertible Bonds. In the case of the exercise of the Option in full, the aggregate principal amount of Convertible Bonds would be US$517.5 million (equivalent to approximately HK$4,036.5 million).

Certain undertakings relating to the Subscription Agreement

The Company has undertaken to the Manager amongst other things that, subject to certain limited exceptions, neither it nor any person acting on its behalf will (i) allot, issue, offer, sell, contract to sell, sell any contract to purchase, *purchase any option to sell, grant any option,* right or warrant to subscribe, deposit in any depositary receipt facility, or otherwise transfer or dispose of any securities of the same class as the Convertible Bonds or the Shares or any securities convertible into, exchangeable for or representing interests in, the Convertible Bonds, the Shares or securities of the same class as the Convertible Bonds or the Shares or other instruments, warrants or options representing or granting interests in such securities, or enter into any agreement or arrangement whereby any such securities or interests may be issued or enter into any swap or other arrangement that transfers to another entity the economic consequences of ownership of the Shares or Convertible Bonds, whether any such transaction is settled by physical delivery, cash or otherwise or (ii) issue any form of announcement or publication in connection

2. *in the event of the exercise of the* Option in full, the aggregate principal amount of the Convertible Bonds of US$517.50 million are convertible into approximately 1,468 million Shares with an aggregate nominal value of HK$73 million representing approximately 6.47 per cent. of the existing issued share capital of the Company and approximately 6.08 per cent. of the issued share capital of the Company as enlarged by the issue of the Conversion Shares,

in each case without taking into account (for the calculation of the percentage of the enlarged issued share capital) *the Shares to be issued* to a wholly-owned subsidiary of Trans World International, Inc. pursuant to the arrangements announced by the Company on 31 December 2001 and any Shares which may fall to be issued under other convertible bonds which have been issued by the Company, share options granted by the Company under the employee share option scheme, other share options granted by the Company, or otherwise.

The Conversion Shares will be issued pursuant to the general mandate given to the Directors at the annual general meeting of the Company held on 25 May 2001.

Use of the proceeds

The estimated net proceeds from the issue of the Convertible Bonds amounts to approximately US$504 million (equivalent to approximately *HK$3,931 million), assuming the Option is exercised in full. The proceeds from the* issue of the Convertible Bonds are currently intended to be used to reduce the bank borrowings of PCCW-HKT Telephone and for general working capital purposes of the PCCW Group. The Directors have not yet determined the amount by which *PCCW-HKT Telephone's bank borrowings will be reduced,* although it is currently anticipated that substantially all of the net proceeds of the Convertible Bonds will be applied for such purpose.

Reasons for and benefits of the Issue of Convertible Bonds

The issue of the Convertible Bonds will, upon completion, raise immediate net funds for the Company of approximately US$504 million (equivalent to approximately HK$3.931 million), assuming the Option is exercised in full. These funds can be used by the PCCW Group to reduce PCCW-HKT Telephone's bank borrowings and for general working capital purposes. This will enhance the financing flexibility of the PCCW Group as well as reduce the financing costs of the PCCW Group, which the Directors consider to be beneficial to the PCCW Group and the shareholders of the Company taken as a whole. In addition, the issue of the Convertible Bonds may diversify the Company's investor base and should not cause any immediate *dilution* to the *shareholding of the existing* shareholders of the Company.

PCCW-HKT TELEPHONE

PCCW-HKT Telephone is an indirect wholly-owned subsidiary of the Company and forms the most significant part of the Company's telecommunications services business, the major operating unit of the PCCW Group. The Company's other *telecommunications services include customer premises equipment* and *call* center businesses in Hong Kong that are carried out by other subsidiaries of the Company and are not accounted for in PCCW-HKT Telephone's results.

PCCW-HKT Telephone operates Hong Kong's leading fixed-line telecommunications network services business. Its (as defined in the Listing Rules) of the Company.

The Issuer has granted to the Manager an option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further US$67.5 million (equivalent to approximately HK$526.5 million) in aggregate principal amount of Convertible Bonds. In the case of the exercise of the Option in full, the aggregate principal amount of Convertible Bonds would be US$517.5 million (equivalent to approximately HK$4,036.5 million).

Certain undertakings relating to the Subscription Agreement

The Company has undertaken to the Manager amongst other things that, subject to certain limited exceptions, neither it nor any person acting on its behalf will (i) allot, issue, offer, sell, contract to sell, sell any contract to purchase, purchase any option to sell, grant any option, right or warrant to subscribe, deposit in any depositary receipt facility, or otherwise transfer or dispose of any securities of the same class as the Convertible Bonds or the Shares or any securities convertible into, exchangeable for or representing interests in, the Convertible Bonds, the Shares or securities of the same class as the Convertible Bonds or the Shares or other instruments, warrants or options representing or granting interests in such securities, or enter into any agreement or arrangement whereby any such securities or interests may be issued or enter into any swap or other arrangement that transfers to another entity the economic consequences of ownership of the Shares or Convertible Bonds, whether any such transaction is settled by physical delivery, cash or otherwise or (ii) issue any form of announcement or publication in connection with an issue, offer, sale, contract to sell or other disposition as set out in (i) above, in any such case, without the prior written consent of the Manager for a period beginning on the date of the Subscription Agreement and ending on the date which is 90 days after the Closing Date.

Mr. Li Tzar Kai, Richard has undertaken that he will not and he will procure that all the companies controlled (whether directly or indirectly) by him and which directly hold any Shares or any interest in any Shares will not for a period from the date of the undertaking up to and including the 90th day following the Closing Date, amongst other things, sell, charge, dispose of or enter into any agreement or arrangement to sell, charge or dispose of any Shares or any interest therein whatsoever and howsoever save as regards any disposal of Shares for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger and consolidation on terms approved by the trustee of the Convertible Bonds or by an extraordinary resolution of the Bondholders (as defined in the Trust Deed).

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, amongst other things:

1. an application having been made by or on behalf of the Issuer to the Luxembourg Stock Exchange to have the Convertible Bonds listed;
2. the Stock Exchange granting listing of, and permission to deal in, the Shares which may fall to be issued upon conversion of the Convertible Bonds (or the Manager being satisfied that such listing will be granted on or before the Closing Date); and
3. that PCCW-HKT Telephone's credit rating of BBB by *Standard & Poor's Ratings Service and Baa1 by Moody's* Investors Service shall not have been downgraded.

Termination

The Subscription Agreement may be terminated in certain circumstances. In particular, the Manager may terminate the Subscription Agreement by notice in writing to the Issuer, the Company and PCCW-HKT Telephone, at any time on or prior to the Closing Date or after the Closing Date as regards the outstanding obligations of each party with respect to the Optional Convertible Bonds, if:

(i) there comes to the notice of the *Manager any matter or event showing any of the representations*, warranties and/or undertakings of the Company, PCCW-HKT Telephone and/or the Issuer under the Subscription Agreement to be untrue or misleading in any material respect;

(ii) there is any material breach on the part of the Company, PCCW-HKT Telephone and/or the Issuer of any provision of the Subscription Agreement;

(iii)there has been, since the date of the Subscription Agreement, any change or any development or event involving a prospective change which might individually or in the aggregate have a material adverse effect on the *condition (financial or otherwise)*, business, earnings, properties or results of operations of the Issuer or the Company or PCCW-HKT Telephone or any of the Principal Subsidiaries (as defined in the Terms and Conditions) of the Company or PCCW-HKT Telephone or the PCCW Group taken as a whole; or

(iv) certain force majeure events occur.

Subject to the foregoing, completion of the subscription and issue of the Convertible Bonds shall take place on the Closing Date, which is expected to be the second business day following satisfaction (or waiver, as the case may be) of all conditions precedent contained in the Subscription Agreement as referred to above. The Closing Date is expected to be on or about 29 January 2002.

Principal Terms of the Convertible Bonds

The principal terms of the Convertible Bonds, which will be constituted by the Trust Deed, are summarised as follows:

Issuer	PCCW Capital No. 2 Limited.
Manager	Morgan Stanley & Co. International Limited.
Principal Amount	US$450 million, or up to US$517.5 million in the case of the exercise of the Option in full.
Maturity Date	29 January 2007.
Issue Price	100% of the principal amount of the Convertible Bonds.
Interest	The Convertible Bonds will bear interest from (and including) the Closing Date at the rate of 1 per cent. per annum on the principal amount of each Convertible Bond, payable semi-annually in arrear on 29 January and 29 July in each year up to and including the Maturity Date.
Conversion Rights	Holders of the Convertible Bonds have the right at any time on and after 90 days after the Closing Date up to the close of business 14 days before the Maturity Date to convert the Convertible Bonds into Shares. The number of Shares issued on conversion will be determined by dividing the principal amount of the Convertible Bond to be converted by the Conversion Price in effect on the date of conversion.
Conversion Price	The price at which a Share will be issued on conversion will initially be HK$2.75 per Share (being approximately US$0.3526 per Share exchanged at a fixed rate of HK$7.80 = US$1.00). The conversion price will be subject to adjustment as provided in the Terms and Conditions.
Redemption at Maturity	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Convertible Bonds will be redeemed in US dollars

Reasons for and benefits of the issue of Convertible Bonds

The issue of the Convertible Bonds will, upon completion, raise immediate net funds for the Company of approximately US$504 million (equivalent to approximately HK$3,931 million), assuming the Option is exercised in full. These funds can be used by the PCCW Group to reduce PCCW-HKT Telephone's bank borrowings and for general working capital purposes. *This will enhance the financing flexibility of the PCCW Group* as well as reduce the financing costs of the PCCW Group, which the Directors consider to be beneficial to the PCCW Group and the shareholders of the Company taken as a whole. In addition, the issue of the Convertible Bonds may diversify the Company's investor base and should not cause any immediate dilution to the shareholding of the existing *shareholders of the Company*.

PCCW-HKT TELEPHONE

PCCW-HKT Telephone is an indirect wholly-owned subsidiary of the Company and forms the most significant part *of the Company's telecommunications* services business, the major operating unit of the PCCW Group. The Company's other telecommunications services include customer premises equipment and call center businesses in Hong Kong that are carried out by other subsidiaries of the Company and are not accounted for in PCCW-HKT Telephone's results.

PCCW-HKT Telephone operates Hong Kong's leading fixed-line telecommunications network services business. Its principal business activities include the provision of local telephony services, local data services, retail international telecommunications services and other technical and management services.

As PCCW-HKT Telephone is a *guarantor, certain selected information relating to the unaudited interim* financial statements of PCCW-HKT Telephone for the six month period ended 30 September 2001 will be made available to professional investors in connection with the offer and resale of the Convertible Bonds by the Manager. Accordingly, for the general information of the Company's shareholders, set out below is a summary of the *unaudited interim financial statements of* PCCW-HKT Telephone for each of the six months ended 30 September 2000 and 2001. This summary financial information has not previously been announced by the Company and may affect the market activity and price of the Company's securities.

Profit and Loss Account for PCCW-HKT Telephone for the six months ended 30 September 2000 and 2001 (unaudited)

		6 months ended 30 September	
	Notes	2001 *HK$ millions*	2000 *HK$ millions*
Turnover	1	8,229	7,944
Operating costs	2	(4,106)	(3,954)
Operating profit		4,123	3,990
Net finance (costs)/income		(844)	149
Profit before taxation		3,279	4,139
Taxation	3	(631)	(615)
Profit after tax		2,648	3,524

The net assets of PCCW-HKT Telephone as at 30 September 2001 were HK$21,356 million (30 September 2000: HK$16,392 million).

The accounting policies adopted in preparing the financial statements of PCCW-HKT Telephone for the period ended 30 September 2001 are consistent with those set out in the financial statements of the Company for the year ended 31 December 2000 and in the financial statements of PCCW-HKT Telephone for the year ended 31 March 2001. The financial year end of PCCW-HKT Telephone is 31 March whereas that for the Company is 31 December.

Notes

1. **Turnover**

Turnover is categorised as follows:

	6 months ended 30 September	
	2001 *HK$ millions*	2000 *HK$ millions*
Local telephony services	3,972	3,658
Local data services	1,927	1,833
International telecommunications services	2,028	2,029
Other services	302	424
	8,229	7,944

2. **Operating costs**

	6 months ended 30 September	
	2001 *HK$ millions*	2000 *HK$ millions*
Costs of services provided	1,074	1,038
Other operating costs	2,033	1,972
Depreciation	999	944
	4,106	3,954

3. **Taxation**

	6 months ended 30 September	
	2001 *HK$ millions*	2000 *HK$ millions*
Hong Kong profits tax at 16% — *Current year provision*	631	615

EBITDA

	Date.
Conversion Rights	Holders of the Convertible Bonds have the right at any time on and after 90 days after the Closing Date up to the close of business 14 days before the Maturity Date to convert the Convertible Bonds into Shares. The number of Shares issued on conversion will be determined by dividing the principal amount of the Convertible Bond to be converted by the Conversion Price in effect on the date of conversion.
Conversion Price	The price at which a Share will be issued on conversion will initially be HK$2.75 per Share (being approximately US$0.3526 per Share exchanged at a fixed rate of HK$7.80 = US$1.00). The conversion price will be subject to adjustment as provided in the Terms and Conditions.
Redemption at Maturity	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Convertible Bonds will be redeemed in US dollars at 119.383 per cent. of their principal amount, plus accrued interest, on the Maturity Date.
Redemption at the Option of the Issuer	The Issuer may, on or at any time after 29 January 2005 and prior to the Maturity Date, redeem *all or (save in the circumstances described in (ii) below, in which case all of the Convertible* Bonds must be redeemed), from time to time, some only, in an aggregate principal amount of US$1,000,000 or integral multiples thereof, of the Convertible Bonds at their Early Redemption Amount (as defined in the Terms and Conditions) together with interest accrued to but excluding the date of redemption, if (i) the Closing Price (as defined in the Terms and Conditions) for each of 20 out of 30 consecutive dealing days, the last of which occurs not more than 20 days prior to the date upon which notice of such redemption is published, shall be at least 130 per cent. of the Early Redemption Amount on the date fixed for redemption divided by the then prevailing Conversion Ratio (as defined in the Terms and Conditions) or (ii) at least 90 per cent. in principal amount of the Convertible Bonds has already been redeemed, converted or purchased and cancelled.
Form	The Convertible Bonds will be in registered form only and in denominations of *US$1,000* each. The Convertible Bonds will be represented by a single permanent global bond in registered form without coupons attached which will be deposited on or about the Closing Date with a common depository for Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, societe anonyme.
Guarantee	The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Convertible Bonds will be unconditionally and irrevocably guaranteed, jointly and severally, by the Company and PCCW-HKT Telephone.
Status	The Convertible Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank pari passu and without any preference or priority among themselves. The obligations of the Issuer, the Company and PCCW-HKT Telephone in respect of the Convertible Bonds and the Guarantee (as defined above), respectively, shall rank at least equally with all their other respective present and future unsecured and unsubordinated obligations.
Negative Pledge	Subject to certain exceptions not contained in this summary, each of the Issuer and PCCW-HKT Telephone will not and PCCW-HKT Telephone will not permit certain of its Principal Subsidiaries (as defined in the Terms and Conditions) to create, incur, assume or permit to exist any Lien (as defined in the Terms and Conditions) upon any of its property or assets to secure any Indebtedness (as defined below) of the Issuer or PCCW-HKT Telephone or such Principal Subsidiary of PCCW-HKT Telephone without making effective provision whereby the *Guarantee will be secured either at least equally and rateably with such Indebtedness or by such* other Lien as shall have been approved by the holders of the Convertible Bonds for so long as such Indebtedness will be so secured, unless, after giving effect thereto, the aggregate outstanding principal amount of all such secured Indebtedness entered into after the date of the Trust Deed would not exceed 50% of PCCW-HKT Telephone's Adjusted Consolidated Net Worth (as defined in the Terms and Conditions). "Indebtedness" means any indebtedness for or in respect of money borrowed that has a final maturity of one year or more from its date of incurrence or issuance and that is evidenced by any agreement or other instrument, excluding trade payables; provided, however that for the purposes of determining the amount of Indebtedness of the Issuer or PCCW-HKT Telephone or any of PCCW-HKT Telephone's Principal Subsidiaries outstanding at any relevant time, the amount included as Indebtedness of the Issuer or PCCW-HKT Telephone or such Principal Subsidiary in respect of finance leases shall be the net amount from time to time properly characterised as "obligations under finance leases" in accordance with Hong Kong generally accepted accounting principles.
Listing	Application will be made for the listing of the Convertible Bonds on the Luxembourg Stock Exchange. No application will be made for the listing of, and permission to deal in, the Convertible Bonds on any other stock exchange. *The Company will apply to the Stock* Exchange for the listing of, and permission to deal in, the Shares to be issued upon conversion of the Convertible Bonds.

Comparison of the Conversion Price

The Conversion Price represents:

1. a 23.6 per cent. premium to the closing price of HK$2.225 per Share as quoted on the Stock Exchange on 17 January 2002, being the date of the Subscription Agreement; and
2. a 20.7 per cent. premium to the average closing price of HK$2.2775 per Share as quoted on the Stock Exchange for the 10 trading days up to and including 17 January 2002.

Conversion Shares

Assuming a conversion price of HK$2.75 per Share and based on an assumed exchange rate of HK$7.80 = US$1.00:

1. the aggregate principal amount of the Convertible Bonds of US$450 million are convertible into approximately 1,276 million Shares with an aggregate nominal value of HK$63.8 million representing approximately 5.62 per cent. of the existing issued share capital of the Company and approximately 5.32 per cent. of the issued share capital of the Company as enlarged by the issue of the Conversion Shares; and

	6 months ended 30 September 2001 HK$ millions	2000 HK$ millions
Depreciation	999	944
	4,106	3,954

3. **Taxation**

	6 months ended 30 September 2001 HK$ millions	2000 HK$ millions
Hong Kong profits tax at 16% — *Current year provision*	631	615

EBITDA

The EBITDA for PCCW-HKT Telephone for the six month periods ended 30 September 2000 and 2001 (unaudited) is HK$4,933 million and HK$5,122 million respectively. EBITDA represents profit for the period before interest, taxes, depreciation and amortization. *EBITDA is not a term used under Hong Kong generally accepted accounting* principles. EBITDA should not be construed as a substitute for operating profit, profit for the period or cash flows from operating activities for the purposes of analysing PCCW-HKT Telephone's operational performance, financial position and cash flows. The EBITDA as described in this announcement is not necessarily comparable with similarly titled measures for other companies.

TERMS USED IN THIS ANNOUNCEMENT

"Closing Date"	29 January 2002 or such other date as may be agreed by the Issuer and the Manager, being the date on which the Subscription Agreement is completed and the Convertible Bonds are issued
"Company" or "PCCW"	Pacific Century CyberWorks Limited, a company incorporated in Hong Kong with limited *liability, the shares of which are listed on the Stock Exchange*
"Conversion Shares"	the Shares to be issued upon conversion of the Convertible Bonds
"Convertible Bonds"	US Dollar denominated convertible bonds to be issued by the Issuer and guaranteed, jointly and severally, by the Company and PCCW-HKT Telephone under the Subscription Agreement and including, where the context requires, the Optional Convertible Bonds
"Directors"	directors of the Company
"HK$"	Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issuer"	PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company incorporated under the laws of the British Virgin Islands
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Manager"	Morgan Stanley & Co. International Limited
"Maturity Date"	29 January 2007
"Option"	the option granted by the Issuer to the Manager, which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further US$67.5 million aggregate principal amount of Convertible Bonds
"Optional Convertible Bonds"	the additional Convertible Bonds issued on exercise, in whole or in part, of the Option by the Manager
"PCCW Group"	PCCW and its subsidiaries
"PCCW-HKT Telephone"	PCCW-HKT Telephone Limited, an indirect wholly-owned subsidiary of the Company incorporated in Hong Kong with limited liability
"Share(s)"	ordinary share(s) of HK$0.05 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	a conditional subscription agreement dated 17 January 2002 as amended by a letter agreement of the same date, in each case entered into between the Company, the Issuer, the Manager and PCCW-HKT Telephone in connection with the issue of the Convertible Bonds
"Terms and Conditions"	the terms and conditions of the Convertible Bonds to be set out in the Trust Deed
"Trust Deed"	the trust deed to be entered into between the Issuer, the Company, PCCW-HKT Telephone and the trustee (to be appointed)
"US$" or "US Dollars"	United States dollars
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia
"US Person(s)"	any person or entity deemed to be a US person for purposes of Regulation S under the Securities Act of 1933, as amended

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, 17 January 2002

In this announcement certain amounts quoted in US dollars have been translated into Hong Kong dollars at the reference rate of US$1.00 to HK$7.80 for information purpose only. Such translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate or at all.